

November 10, 2014

Via Email
Michael Gorton
Chief Executive Officer
Principal Solar, Inc.
2700 Fairmount
Dallas, Texas 75201

> **Re:** **Principal Solar, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 20, 2014**
> **File No. 333-193058**

Dear Mr. Gorton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal Solar Institute PV Module Rating, page 48

The Rating Process, page 49

1. We note your response to comments 5 and 6 in our letter dated October 2, 2014. Please further explain how your proprietary engineering algorithms consider each factor "in estimating the lifetime energy production a PV module." If appropriate, please include a sample algorithm.

Financial Statements for the Fiscal Year Ended December 31, 2013, page F-15

Notes to Consolidated Financial Statements, page F-21

Note 2 - Summary of Significant Accounting Policies, page F-22

Revenue Recognition, page F-24

2. We note your response to comment 9 in our letter dated October 2, 2014 and have the following comments:

   • We note from your response that the PPA meets the contractual-legal criteria in ASC 805-20-25-10 for separate recognition and that you are applying the guidance in ASC 805-20-55-2b, by analogy, to the PPA and the Solar Arrays in accounting for them as a single asset. Please explain to us in detail how you determined that the guidance in ASC 805-20-55-2b, which allows a nuclear plant operating license to be combined with the related nuclear plant if the useful lives of the assets are similar, can be applied, by analogy, to your PPA. Although a nuclear power plant cannot legally operate without an operating license, it appears your Solar Arrays/Plant can legally operate without a PPA. It is unclear to us how this guidance is applicable to your PPA.

   • We note your response that you believe the rate the purchaser will pay during the first 10 years under your PPA is "contractually fixed" because it is contractually fixed as a premium to the GSA-1 scheduled rate. We generally think of "contractually fixed" as meaning that the pricing is fixed such that the purchaser and the seller can determine what the exact price will be for each and every unit of output sold at each point in time during the term of the arrangement. It is unclear to us how a contract with pricing that has a fixed element and a market component is either fixed per unit of output or equal to the current market price per unit of output at the time of delivery. Please explain to us in more detail how you determined that the pricing structure under your PPA throughout its term is either contractually fixed per unit of output or equal to the market price per unit of output. If otherwise, please further clarify for us why you believe the PPA does not qualify as a lease under ASC 840-10-15-6c.

   • Based on your response to comment 9, we note that the output price initially is set at a fixed premium over the GSA-1 scheduled rate through 2021 and then at the GSA-1 scheduled rate through the remaining term through 2031. In your response, you state that the GSA-1 scheduled rate is a floating rate schedule reflecting market rates based upon "most favored customer pricing/discounts under similar conditions." Since it appears the purchaser will receive a discount under the GSA-1 rate, please further explain how you determined that the rates for the final 10 years of your PPA reflect a market rate. In your response, please tell us the amount or percentage per kWh of the most favored customer pricing discount reflected in the GSA-1 scheduled rates.

Please also tell us whether or not GSA-1 rates, except for the most favored customer pricing/discounts, exactly mirror fluctuations in the market price per kWh for sales of solar energy into the power grid.

3. In order to assist us in evaluating your responses and your accounting, please tell us the amount that would have been recorded for the PPA and the Solar Arrays (plant) if such assets had been recorded separately. Please also tell us the amount of depreciation and amortization that would have been recorded if these assets had been accounted for separately.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: D. Grant Seabolt, Jr., Esq.